WOODSIDE

04045854

19 October 2004

RECEIVED
2004 NOV -1 P 1:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 19 October 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
NOV 03 2004
THOMSON
FINANCIAL

dlw 11/3

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 19 OCTOBER 2004
10:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

MAURITANIA OFFSHORE DRILLING UPDATE

Woodside Mauritania Pty Ltd, a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 12 October 2004.

PSC-B, Block 4
Tiof-3 ST1 and Tiof-3 ST2

Tiof-3 Appraisal well

Two cores were cut in the Tiof-3 ST1 sidetrack well to a depth of 2,795 metres. It was not possible to recover the second core to surface and the sidetrack was abandoned. A second sidetrack in close proximity to the Tiof-3 location was established and at midnight on 18 October 2004 the "*West Navigator*" was coring the Tiof-3 ST2 sidetrack well. Following coring, wireline logging operations will be run and it is planned to conduct a flow test of the well.

PSC-C2
Dorade-1

Dorade-1 Exploration well

The "*Stena Tay*" rig drilled the bottom hole section of the Dorade-1 well, containing the primary target, to a total depth of 2,660 metres. Wireline logs were acquired, and an evaluation of the logs indicated that no significant hydrocarbons were encountered in the well.

Current operations are plugging and abandoning the well. The "*Stena Tay*" will subsequently move to the Capitaine-1A location where it will drill the well to total depth.

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of the Chinguetti Oil Field, the Tiof and Banda discoveries and exploration wells to be drilled early in the 2004-05 drilling campaign are shown on the attached map.

Wells are expected to be drilled in three production sharing contract areas during the campaign. Participating Interests in those areas are:

Company	PSC-A	PSC-B	PSC-C2
Woodside group companies (Operator)	53.846%	53.846%	48%
Hardman group companies	24.3%	21.6%	28.8%
BG group companies	13.084%	11.63%	--
Premier group companies	--	9.231%	--
Fusion group companies	4. 615%	--	--
ROC Oil group companies	4.155%	3.693%	3.2%
Energy Africa	--	--	20%


15°W
16°W
Location Map
PSC-C BLOCK 6
PSC-B BLOCK 5
PSC-A BLOCK 5
Nouakchott
16°N
Merou
Tevét
Capitaine
Tiof-2
Tiof-1
Banda-1
Chinguetti Field
PSC-B BLOCK 4
PSC-A BLOCK 4
PSC-A BLOCK 3
2000m
1000m
200m
100m
50m
Dorade
PSC-C BLOCK 2
Mauritania
N
W
E
S
Scale
0
50
kilometres
WGS 84, UTM Zone 28 CM 15° W
Senegal
St Louis
16°N

2004 - 05 DRILLING PROGRAMME, MAURITANIA
LOCATION OF INITIAL EXPLORATION WELLS
WOODSIDE

WOODSIDE

20 October 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Third Quarter Report for period ended 30 September 2004, lodged with the Australian Stock Exchange on 20 October 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 20 OCTOBER 2004
10:00 AM (WST)

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

THIRD QUARTER REPORT FOR PERIOD ENDED 30 SEPTEMBER 2004

Highlights

- Third quarter (Q3) 2004 volumes were higher than the previous quarter with production volumes up 2% and sales volumes up 4%. This was largely due to increased LNG production (up 15% with the start-up of the North West Shelf Venture's Train 4 in September) and higher oil production from Legendre (up 72.5% with the successful completion of the LN-5H infill well).
- Compared to the previous corresponding period of Q3 2003, production volumes were lower by 10%, largely because of natural oil field decline.
- Quarterly sales revenue was 21% higher than the previous quarter and 11.5% higher than the previous corresponding period of 2003. The lift in revenue was assisted by higher oil prices but partially offset by higher exchange rates.
- The Chinguetti, Otway and Enfield projects are advancing within budget and are on schedule for start-up in 2006.
- The Mauritanian drilling program began in September and, subsequent to the end of the quarter, has yielded encouraging results with a discovery at Tevét and a successful Tiof-3 appraisal well.

2004 Production Target

The 2004 aspirational production target of 58MMboe was based on a contribution from Ohanet's Risk Sharing Contract entitlement barrels. Ohanet's contribution to Woodside's revenue is based on a set rate of return, determined by product price and volume. The 2004 realised product prices are significantly higher than the assumed US$24 per barrel of oil. Consequently, the Ohanet volumes credited to Woodside will be lower than those on which the 58MMboe target was based. Therefore, the aspirational target of 58MMboe has been changed to 57MMboe. This change is not due to any shortfall in Ohanet operational performance and the 2004 revenue expectation from Ohanet remains unchanged.

Actual 2004 production is being adversely affected by the suspension of operations at BHPB's Boodarie Iron HBI plant in Western Australia, reducing expected 2004 production by as much as 1.9MMboe (Woodside share). Increased contributions, however, from LNG Train 4 and Legendre oil, are expected to reduce this shortfall for the year to 0.5MMboe. Opportunities to achieve a 2004 production level that is higher than 56.5MMboe are being pursued.

PRODUCTION SUMMARY

The company's share of production and sales for the quarter ended 30 September 2004 was:

		Q3 2004	Q2 2004	Q3 2003	9 months 2004	9 months 2003
DOMESTIC GAS	Deliveries (av.tj/day)	264	293	306	283	304
LIQUEFIED NATURAL GAS (LNG)	Production (t)	393,066	342,142	363,867	1,052,820	1,030,742
	Sales Delivered (t)	367,144	311,434	362,641	1,003,236	1,020,063
	Cargoes Delivered	38	33	36	105	105
NWS CONDENSATE	Production (bbls)	2,107,492	2,306,583	2,489,524	6,711,242	7,688,170
	Sales (bbls)	1,949,223	2,030,483	2,203,468	6,666,386	7,432,690
COSSACK OIL	Production (bbls)	1,474,752	1,357,347	1,603,569	4,351,321	4,875,877
	Sales (bbls)	1,242,889	1,238,869	1,274,098	4,384,771	5,145,312
NWS LIQUEFIED PETROLEUM GAS (LPG)	Production (t)	34,661	32,955	34,203	97,201	99,519
	Sales (t)	44,082	-	-	88,595	82,015
LAMINARIA OIL	Production (bbls)	1,124,874	1,435,785	2,031,505	4,226,918	6,729,176
	Sales (bbls)	1,341,844	1,398,645	2,711,520	4,719,770	7,204,509
LEGENDRE OIL	Production (bbls)	1,443,452	836,752	1,499,182	3,115,898	3,596,756
	Sales (bbls)	1,022,432	801,624	1,454,085	2,592,679	3,736,548
OHANET CONDENSATE ENTITLEMENT	Production (bbls)	146,535	181,989	-	564,527	-
	Sales (bbls)	146,535	181,989	-	564,527	-
OHANET (LPG) ENTITLEMENT	Production (t)	11,800	13,814	-	43,016	-
	Sales (t)	11,800	13,814	-	43,016	-
TOTAL	**Production (boe)#**	**14,156,784**	**13,910,547**	**15,754,594**	**42,187,695**	**46,424,217**
	Sales (boe)#	**13,357,477**	**12,838,338**	**15,516,430**	**41,524,838**	**46,759,689**

Note: # Conversion Factors: Refer below
boe = barrels of oil equivalent
(t) = Tonnes
(bbls) = Barrels

CONVERSION FACTORS CHANGED FOR OIL AND CONDENSATE

To align with generally accepted industry practice, Woodside now reports condensate and oil on a volumetric basis (1 boe = 1 barrel of oil equivalent) instead of a calorific (heating) basis.

The 2003 boe comparatives have been recalculated using the revised method.

Conversion Factors*	Factor		Q3 2004	Revised Q3 2003	Previously reported Q3 2003
Domestic Gas	1tj	=	163.6 boe	163.6 boe	163.6 boe
Liquefied Natural Gas (LNG)	1 tonne	=	8.9055 boe	8.9055 boe	8.9055 boe
NWS Condensate	1 bbl	=	1.000 boe	1.000 boe	0.9031 boe
Cossack Oil	1 bbl	=	1.000 boe	1.000 boe	0.9751 boe
NWS Liquefied Petroleum Gas (LPG)	1 tonne	=	8.1876 boe	8.1876 boe	8.1876 boe
Laminaria Oil	1 bbl	=	1.000 boe	1.000 boe	0.9115 boe
Legendre Oil	1 bbl	=	1.000 boe	1.000 boe	0.9718 boe
Ohanet condensate	1 bbl	=	1.000 boe	N/A	N/A
Ohanet Liquefied Petroleum Gas (LPG)	1 tonne	=	8.1876 boe	N/A	N/A

** minor changes to some conversion factors can occur over time due to gradual changes in the process stream.*

PRODUCTION ACTIVITIES

North West Shelf

- **Domestic Gas:** production of 529 TJ per day (Woodside share: 264 TJ per day) was reduced from the 586 TJ per day produced in the previous quarter, due to the suspension of operations at BHPB's Boodarie Iron HBI Plant.
- **LNG:** production was above the previous quarter at 25,635 tonnes per day (Woodside share: 4,272 tonnes per day) due to start-up of the fourth LNG train. Three additional cargoes than was originally planned were sold during the quarter to customers under existing agreements.
- **Condensate:** production was below the previous quarter at 96,351 bbl per day (Woodside share: 22,908 bbl per day) due to the planned shutdown of the Goodwyn Platform's reinjection compressor, natural field decline and the impact of lower domestic gas throughput.
- **Cossack Pioneer oil:** production was above the previous quarter at 96,179 bbl per day (Woodside share: 16,030 bbl per day) due to higher system availability. The Wanaea-8 infill well was drilled and encountered 49.3 metres of gross pay (22.9 metres net oil). The well is being completed and will be tied in by the end of November 2004. The Lambert-6 infill well will be drilled before the end of the year and potential production contribution from these wells is likely to occur in late 2004 or early 2005.
- Following a week-long maintenance shut-down in mid-September, the Cossack-4 well has been offline due to mechanical problems. Before the shutdown, Cossack-4 was producing about 15,000 bbl oil per day (Woodside share: 2,500 bbl per day). Attempts to bring the well back online have not succeeded and a drill rig may be required for well intervention in late November or early December, after the completion of Lambert-6.
- **LPG:** production was above the previous quarter at 2,261 tonnes per day (Woodside share: 377 tonnes per day) due to the start of dual trunkline operations and the fourth LNG train.

Laminaria and Corallina

- Production was below the previous quarter at 24,733 bbl per day (Woodside share: 12,227 bbl per day) largely due to natural field decline. At the end of the reporting period, the Laminaria and Corallina oil fields were producing about 28,000 bbl per day.

Legendre

- Production was above the previous quarter at 34,153 bbl per day (Woodside share: 15,690 bbl per day), due to the contribution from the new LN-5H infill well, which averaged 19,413 bbl per day for the quarter.

Ohanet

- Ohanet is run under a Risk Service Contract with Sonatrach (Algerian National Oil Company). Under the contract, the participants receive a set rate of return based on product price and volume, limited to a maximum revenue entitlement. Due to higher product prices in Q3 2004, the volume entitlement was lower than for the previous quarter.
- The Ohanet Joint Venture received maximum US$ revenue entitlement for the three months of July to September 2004. Woodside's entitlement for the period was 146,535 barrels of condensate and 11,800 tonnes of LPG.

DEVELOPMENT ACTIVITIES

Otway

- The Otway Gas Project is on budget and on schedule for start-up in mid-2006. Subsequent to the end of the quarter, earthworks for the onshore gas plant commenced on 4 October 2004.

Enfield

The Enfield Oil Project remains on budget and on schedule for start-up in Q4 2006. The drilling rig, *Jack Bates*, is scheduled to arrive in early 2006 to start development drilling.

First hull steel was cut in Samsung Heavy Industries' yard in Korea in September and topside fabrication is due to begin in Q4 2004.

North West Shelf Venture

In July, the NWS Venture signed a Sales and Purchase Agreement with Kansai Electric for the supply of 0.5 million tonnes LNG per annum (mtpa) from 2009-2014 and 0.9 mtpa from 2015 to 2023.

Woodside is targetting approval for construction of a fifth LNG train in 1H 2005.

Blacktip

Negotiations are progressing towards finalising a Gas Sales Agreement with Alcan for its Gove Alumina Refinery. A Final Investment Decision for the Blacktip Project is targetted for Q2 2005.

Mauritania – Areas A and B

The Chinguetti Project remains on budget and on schedule for start-up in Q1 2006. Subsequent to the end of the reporting period, development drilling started on the Chinguetti oil field. Steel cutting for the floating production and storage offtake topsides facilities has also begun at Vetco-Aibel's fabrication facility in Thailand.

Mutineer-Exeter

The Santos-operated Mutineer-Exeter Project remains on schedule for start-up in mid-2005.

EXPLORATION ACTIVITIES

Exploration or appraisal wells drilled during the quarter were:

Name	Location	Permit or Licence Area	Woodside's Interest (%)	Remarks
RERW-1	Algeria	ALG-401D	26.25%	Oil discovery: commerciality to be determined
Indian-1	Australia	WA-271-P	60.00%	Dry Hole
Polkadot-1	Australia	WA-313-P	50.00%	Gas discovery: commerciality to be determined
Dorade-1	Mauritania	PSC C2	48.00%[1]	Top hole, temporarily suspended
Tevét-1	Mauritania	PSC B	53.85%	Drilling at end of quarter, target oil
Capitaine-1	Mauritania	PSC B	53.85%	Top hole, abandoned
Tiof-4	Mauritania	PSC B	53.85%	Top hole, temporarily suspended, appraisal
Tiof-3	Mauritania	PSC B	53.85%	Drilling at end of quarter, appraisal

[1] *Once the conditions precedent regarding the transfer of 6.25% to Dana Petroleum Plc have been met, Woodside's interest in PSC C2 will become 41.75%.*

Subsequent to the end of the reporting period:

- Tevét-1intersected a gross gas column of 70 metres and a gross oil column of 44 metres
- Tiof-3 intersected a gross oil column of 134 metres

Geophysical surveys conducted during the quarter were:

Region	Area or basin	Survey name	Type	3D Area (sq km full fold)
West Africa	Mauritania	Tanit	3D	2,006, completed
West Africa	Mauritania	Kiffa	3D	2,926, in progress

Planned 4Q 2004 exploration wells:

Name	Location	Permit or Licence Area	Woodside's Interest (%)	Status
Dorade-1 (Bottom Hole)	Mauritania	PSC C2	48.00%[1]	Target oil
Capitaine-1A	Mauritania	PSC B	53.85%	Target oil
Merou-1	Mauritania	PSC B	53.85%	Target oil
Falcone-1	Australia	WA-271-P	60.00%	Target oil
Halladale-1	Australia	VIC/P37(v)	62.50%	Target gas

PERMITS AND LICENCES

Permits acquired or disposed of and licences awarded or relinquished during the quarter (some transactions may be subject to government and regulatory approval):

Location	Permit or Licence Area	Woodside's Interest (%) Increase or (Decrease)	Current Interest %	Remarks
Algeria	Ksar Hirane (Blocks 408a and 409)	37.5	37.5	Gazettal award
Australia	T/L2	51.6	51.6	Thylacine Production Licence awarded
Australia	VIC/L 23	51.6	51.6	Geographe Production Licence awarded
Australia	WA-294-P	5.7	21.7	Equity transfer
Australia	WA-296-P	6.2	22.2	Equity transfer
Australia	WA-297-P	7.6	23.6	Equity transfer
Australia	WA-191-P (R4)	8.2	8.2	Permit renewal
Australia	WA-269-P (R1)	80	80	Permit renewal
Australia	WA-275-P (R1)	25	25	Permit renewal
Australia	WA-208-P	(10)	34	Farm-down and relinquishment of operatorship
East Africa	Kenya L-6, L-8, L-9, L-10	(50)	0	Withdrawal
USA	G26462 / BAA16 G26464 / BAA28 G26465 / BAA30	100	100	Lease Sale purchase
USA	G26501 / GAA201 G26683 / GB815 G26684 / GB817 G26685 / GB822 G26688 / GB901	50	50	Lease Sale purchase
USA	G25113 / GC45 G25114 / GC46 G25119 / GC140 G25120 / GC146 G25121 / GC147 G26297 / GC181 G25125 / GC190 G25126 / GC191 G25127 / GC192 G25128 / GC193 G26300 / GC226 G26301 / GC227 G26309 / GC401	50	50	Farm-in
USA	G20017 / MC1008 G20131 / AT40	66.67	100	Equity transfer
USA	G16728 / GC283	(12.5)	0	Relinquished

SALES REVENUE AND EXPENDITURE

Woodside's sales revenue and exploration, evaluation and capital expenditure for the quarter were:

		Q3 2004	Q2 2004	Q3 2003	9 months 2004	9 months 2003
Sales Revenue (A$ millions)						
NWS	Domgas & LNG	182.2	156.8	181.3	499.1	539.6
	Condensate	114.6	101.9	89.6	332.0	322.6
	Cossack Oil	72.0	66.5	54.0	226.3	234.0
	Liquefied Petroleum Gas	21.3	-	-	36.9	37.6
Laminaria Oil		82.2	68.0	110.4	236.8	296.4
Legendre Oil		61.7	42.9	60.0	138.3	162.3
Ohanet	Condensate	11.3	11.6	-	35.9	-
	Liquefied Petroleum Gas	7.6	7.7	-	23.3	-
LNG Ship Charter Revenue		10.7	10.2	10.0	29.4	31.4
	Total	**563.6**[1]	**465.6**	**505.3**	**1,558.0**	**1,623.9**
Exploration and Evaluation Expenditure (A$ millions)						
Exploration						
	Expense	47.0	62.5	50.4	149.3	223.8
	Capitalised[2]	17.8	(15.2)	(7.7)	(3.2)	21.8
Evaluation						
	Expense	-	-	-	-	-
	Capitalised	27.8	27.5	25.2	76.9	65.0
	Total	**92.6**	**74.8**	**67.9**	**223.0**	**310.6**
Capital Expenditure (A$ millions)						
Oil & Gas Properties[3]		163.4	144.4	83.0	391.9	234.4
Other Property, Plant & Equipment		1.5	2.2	9.3	7.7	58.8
	Total	**164.9**	**146.6**	**92.3**	**399.6**	**293.2**

1 Despite the Q3 2004 sales revenue being higher than the previous quarter, due to the timings of uplifts in this reporting period, the sales revenue was negatively affected by sales volume being 0.8MMboe lower than produced volume.

2 Exploration Capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of amortisation of permit acquisition costs and well costs reclassified to expense on finalisation of well results. In line with this, the year to date is negative due to amortisation of permit acquisition costs and well costs now expensed, outweighing the capitalised costs incurred during the period.

3 Projects which have achieved Final Investment Decision result in amounts of previously capitalised Exploration and Evaluation expenditure (from current and prior years) being transferred to Oil & Gas Properties. The table above does not reflect the impact of such transfers. The impact of the transfers will be reflected in the full-year financial report.